[Stradley Letterhead]

 T:  (215) 564-8099
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July 20, 2011

Via EDGAR Transmission

Howard Halick
Christina Di Angelo
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Delaware Group Adviser Funds N-14
File Nos. 333-175027

Dear Mr. Halick and Ms. Di Angelo:

On behalf of the Delaware Group Adviser Funds (the “Registrant”), the following are the Registrant’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Registration Statement on Form N-14 (the “Registration Statement”) that was filed pursuant to Rule 488 under the Securities Act of 1933, as amended, to register shares in connection with the reorganization (the “Reorganization”) of The International Fixed Income Portfolio (the “Target Fund”) of Delaware Pooled Trust into the Registrant’s newly created shell fund, the Delaware International Bond Fund (the “Surviving Fund”).  Each Staff comment is summarized below, followed by the Registrant’s response to the comment.

A.  Accounting comments
1.             Comment: Include an estimate of the percentage of the Target Fund’s securities that will be sold prior to the Reorganization and of brokerage costs, if any, that will be incurred with respect to such sales.  If the Target Fund will realize any capital gains in connection with such sales, also include the dollar amount of such gains as well as the dollar amount of such gains on a per share basis.

Response:  The Registrant’s investment manager, Delaware Management Company (the “Manager”) does not expect to sell any securities prior to the Reorganization other than in the ordinary course of managing the Target Fund in a manner consistent with its investment objective and strategies.

2.             Comment:  Include an estimate of all the expenses that will be borne by the Manager in connection with the Reorganization on page 1 of the Registration Statement.

Response:  The requested change will be made.

Howard Halick and Christina Di Angelo
July 20, 2011

3.             Comment: In the introductory paragraph to the fee table, clarify that the fees and expenses of the Target Fund are calculated as of the end of its fiscal year, not March 1, 2011.  In addition, move the footnote at the end of the “Other expenses” line item in the fee table to the Surviving Fund’s “other expense” number in the second column of the fee table and conform the parenthetical in footnote 3 to the fee table to that contained in footnote 2.

Response:  The requested changes will be made.

4.             Comment:  Include the amount of any capital loss carryforwards for the Target Fund as of the end of its last fiscal year under “General Limitation on Capital Losses” on page 10 of the Registration Statement.

Response:  The requested change will be made.

5.             Comment:  File the accounting survivor analysis, as described in the Staff’s North American Security Trust No-Action Letter (the “NAST Letter”) (October 1992), with the Registrant’s response letter.

Response:  As described in the Registration Statement and the shell fund registration statement on Form N-1A for the Surviving Fund, the Surviving Fund will succeed to the performance and financial history of the Target Fund.  Because the Reorganization involves the merger of an existing fund into a shell fund, the Surviving Fund effectively has two choices in terms of showing performance information.  The Surviving Fund may either (i) show the historical performance of the Target Fund, or (ii) show no performance at all.  The Registrant believes that it would be contrary to the positions of the Staff to abandon the Target Fund’s historical performance in connection with the Reorganization, particularly in light of the fact that it is succeeding to the Target Fund’s financial history.  The Surviving Fund, therefore, must effectively adopt the Target Fund’s historical performance so no accounting survivor analysis, of the type described in the NAST Letter, is necessary.  As noted in the NAST Letter, the Staff has generally stated that “the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund”— as is the case with the Target and Surviving Funds.  Moreover, while the NAST Letter addressed a shell reorganization, the circumstances differed from those involved here because that shell reorganization involved three existing funds merging into one new shell fund and, consequently, a substantive analysis was necessary to determine which of the three funds the new or surviving fund most closely resembled.  In the instant circumstances, the Surviving Fund, as previously noted, effectively has no choice regarding the selection of historical performance and financial information to use following the Reorganization.  Additionally, it is inconsistent with the Registrant’s and its counsel’s understanding that the NAST Letter is applicable to shell reorganizations between a single active fund with past performance and financial history and a shell fund.  Accordingly, the Registrant respectfully declines to accept this comment.

6.             Comment:  In the Registration Statement’s statement of additional information, under “Incorporation by reference”, add the Target Fund’s most recent semi-annual report.

Response:  The requested change will be made.

B. Disclosure comments
7.             Comment:  Provide an analysis of the legal basis for the Reorganization and expand the disclosure explaining the reasons for the reorganization.

Howard Halick and Christina Di Angelo
July 20, 2011

Response:  In terms of the legal basis for the Reorganization, the Target and Surviving Fund’s registrants are permitted to merge one series into another if certain regulatory requirements are satisfied.  Because the Funds are affiliated due to the fact that they share a common investment adviser, the Reorganization must satisfy Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”), in order to proceed without seeking exemptive relief from the Commission.  The Registrant and the Target Fund’s registrant submit that the requirements of Rule 17a-8 have been, or will be, satisfied.  The Surviving Fund is a series of a registered investment company.  The Funds’ Boards of Trustees, including a majority of their Trustees who are not “interested persons” (as defined in the 1940 Act), have determined that participation in the Reorganization is in the best interests of shareholders and will not result in the dilution of existing shareholders’ interests.  The Boards have requested and evaluated such information as may reasonably be necessary to make such determinations, and have considered and given appropriate weight to all pertinent factors.  Among other things, such factors included written and oral presentations explaining the rationale for proposing the Reorganization and reviewing: a comparison of the investment objectives, strategies and policies of the Target and Surviving Funds; the comparative fee structure for the two Funds; the proposed plans for the ongoing management, distribution and operation of the Surviving Fund; the impact of the Reorganization on the Target Fund’s sole shareholder, an affiliate of the Manager; and the viability of the Target Fund as a series of a registrant that generally offers its shares to high net-worth individuals, endowments, foundations and pension plans and which also offers another international fixed income portfolio.  Further, the Board acknowledged that all expenses relating to the Reorganization will be borne by the Manager.  Moreover, the Boards’ have approved procedures for the valuation of Fund assets and have ensured that the aforementioned considerations are fully recorded in the Funds’ minute books.  Finally, the Target Fund’s Board has authorized the Manager to seek approval of the Reorganization by the Target Fund’s sole shareholder through a written consent without a shareholder meeting (as permitted by the Target Fund’s Agreement and Declaration of Trust); the Board’s composition satisfies all of the currently enforceable requirements of the fund governance standards of Rule 0-1(a)(7) under the 1940 Act; and the Surviving Fund will preserve the written records describing the Reorganization as required by Rule 17a-8 under the 1940 Act.  Although none of Rule 17a-8, Section 15(c) of the 1940 Act or Form N-14 specify the factors that must be considered when evaluating the merits of a reorganization proposal, or the weight to be given those factors, based on the written and oral presentations, the Registrant respectfully submits that the Boards of both Funds had such sufficient information to reach an informed business judgment that the Reorganization would comply with the requirements of Rule 17a-8 and, therefore, could be presented to the Target Fund’s sole shareholder for approval.

With respect to the rationale for the Reorganization, the Registrant will augment the Registration Statement’s disclosure addressing this issue to further support the basis for the Reorganization.

8.             Comment:  Restate the historical performance of the Target Fund shown in the Surviving Fund’s prospectus to reflect the higher expenses of the Surviving Fund.

Response:  The Registrant believes that the Staff generally takes the position that historical performance information should not be restated.  In certain, limited circumstances, however, the Staff has permitted, but not required, the restatement of historical performance information (e.g., Oppenheimer Quest for Value Dual Purpose Fund (March 1994) and MassMutual Institutional Funds (September 1995)).  The Registrant believes that the preamble to the presentation of the performance information in the Surviving Fund’s prospectuses (which explicitly states that because the Surviving Fund’s fees and expenses are higher than those of the Target Fund, the Surviving Fund’s performance would have been lower) provides appropriate notice to the Surviving Fund’s shareholders about the limitations of the historical performance information shown in the prospectuses.  Accordingly, the Registrant respectfully declines to accept this comment.

Howard Halick and Christina Di Angelo
July 20, 2011

9.             Comment:  In the letter to shareholders in the Registration Statement, clarify that the Surviving Fund is a shell fund created for purposes of the Reorganization.

Response:  The requested change will be made.

10.           Comment:  Under the “Additional Information – Investment Adviser” section of the Registration Statement, include disclosure explaining that the Manager’s ultimate parent is Macquarie Group Ltd.

Response:  The requested change will be made.

11.           Comment:  Under “Comparison of the Investment Objectives and Strategies of the Funds – Investment Strategies”, change the reference in the Surviving Fund’s 80% investment requirement from “fixed income securities” to “bonds.”

Response:  The requested change will be made.

12.           Comment:  Under “Comparison of the Investment Objectives and Strategies of the Funds – Investment Strategies”, revise the Surviving Fund’s derivative disclosure to correspond to the disclosure included in the Surviving Fund’s prospectus.

Response:  The requested change will be made.

13.           Comment: If the Surviving Fund will have a high portfolio turnover rate, add disclosure explaining the effects and risks of a high portfolio turnover rate.

Response:  The requested change will be made as applicable.

14.           Comment:  Rearrange the disclosure under “Comparison of the Investment Objectives and Strategies of the Funds – Investment Strategies” to better highlight the difference in investment strategies between the Target Fund and the Surviving Fund.

Response:  The requested change will be made.

15.           Comment:  In the context of Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”) explain how: (a)  notwithstanding the fact that the Reorganization will result in a higher fee structure, the Target Fund’s Board could conclude that the Reorganization is in the best interest of the Target Fund’s shareholders: and (b) the Funds’ Boards satisfy the fund governance requirements of Rule 0-1(a)(7), as required by Rule 17a-8, when the Boards each have an interested Trustee as chairman and the Boards are not comprised of Trustees 75% of whom are disinterested.

Response:  With respect to comment 15(a), as noted in the response to comment 7, Rule 17a-8 provides that the Funds’ Boards must conclude that the Reorganization is in the best interest of shareholders based on their evaluation of such information as may be reasonably necessary to make such a conclusion after having considered and given weight to all pertinent factors.  Although it is pertinent that the Reorganization will result in a higher overall expense ratio for the Surviving Fund’s sole shareholder, an affiliate of the Manager, it is not dispositive and cannot be evaluated in isolation from the other factors that the Target Fund’s Board also deemed pertinent.  Again, as previously noted, Rule 17a-8 does not require that the Target Fund’s Board consider a certain exclusive list of factors when evaluating a reorganization proposal or that a certain weight be given to each factor.  Accordingly, based on the

Howard Halick and Christina Di Angelo
July 20, 2011

totality of the facts and circumstances supporting the Reorganization, including the comparative fee structure, the Target Fund’s Board concluded that the approval of the Reorganization was appropriate and in the best interest of Fund shareholders.

With respect to comment 15(b), more than 75% of each Fund’s Board is comprised of disinterested Trustees.  Nevertheless, the Registrant respectfully submits that the two fund governance provisions under Rule 0-1(a)(7) cited by the Staff are unenforceable as a result of the decision of the U.S. Court of Appeals (D.C. Circuit) in U.S. Chamber of Commerce v. SEC.  Moreover, these two provisions of the fund governance rule cannot suddenly become enforceable requirements merely because Rule 17a-8 requires that a merging investment company’s board satisfy the fund governance rule.  Accordingly, the Registrant respectfully submits that the two provisions of the fund governance rule are unenforceable whether by reference to Rule 0-1(a)(7) or by incorporation of the fund governance rule into Rule 17a-8 and, therefore, the Funds’ Boards do not need to satisfy those two provisions in order to avail themselves of the exemptive provisions of Rule 17a-8.

*           *           *

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/Jonathan M. Kopcsik
Jonathan M. Kopcsik

cc:	Kathryn R. Williams, Esq.
Delaware Investments
E. Taylor Brody, Esq.